Exhibit 99.1

InMode Reports Record Fourth Quarter and Full Year 2021 Financial Results:

Quarterly Revenue of $110.5M, 47% Year-Over-Year Growth
GAAP Net Income of $52.7M, 46% Increase Compared to Q4 2020

YOKNEAM, Israel, Feb. 10, 2022, InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the fourth quarter and full year ended Dec. 31, 2021.

Fourth Quarter 2021 Highlights:

•
Record quarterly revenues of $110.5 million, an increase of 47% compared to the fourth quarter of 2020: InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 73% of quarterly revenues, while 17% came from InMode’s hands-free platforms and 10% from InMode’s traditional laser and non-invasive RF platforms

•	Record GAAP net income of $52.7 million, compared to $36.1 million in the fourth quarter of 2020; *non-GAAP net income of $55.2 million, compared to $39.9 million in the fourth quarter of 2020
•	Record GAAP diluted earnings per share(1) of $0.61, compared to $0.43 in the fourth quarter of 2020; *non-GAAP diluted earnings per share(1) of $0.64, compared to $0.47 in the fourth quarter of 2020
•	Total cash position of $415.9 million as of Dec. 31, 2021, including cash and cash equivalents, marketable securities, and short-term bank deposits

Full Year 2021 Highlights:

•
Record full year revenues of $357.6 million, an increase of 73% as compared to 2020; 72% of revenues derived from our proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, 20% from our recently introduced hands-free platforms and 8% from our traditional laser and non-invasive RF platforms

•	Record GAAP net income of $165.0 million, compared to $75.0 million in 2020; *non-GAAP net income of $176.3 million, compared to $89.1 million in 2020
•	Record GAAP diluted earnings per share(1) of $1.92, compared to $0.89 in 2020; *non-GAAP diluted earnings per share(1) of $2.05, compared to $1.06 in 2020
•	112% increase in international (non-U.S.) revenues as compared to 2020

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2021	Q4 2020	FY 2021	FY 2020
Revenues	$110,540	$75,187	$357,565	$206,107
Gross Margins	85%	86%	85%	85%
Net Income Attributable to InMode Ltd.	$52,685	$36,114	$164,971	$75,030
Earnings per Diluted Share(1)	$0.61	$0.43	$1.92	$0.89
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2021	Q4 2020	FY 2021	FY 2020
Gross Margins	85%	86%	85%	85%
Net Income Attributable to InMode Ltd.	$55,193	$39,850	$176,317	$89,143
Earnings per Diluted Share(1)	$0.64	$0.47	$2.05	$1.06

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation, other income related to IP transactions and related tax adjustments.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

Management Comments

“We are proud to report not just another record quarter and year, but also a quarterly milestone as we significantly surpass the $100 million mark in revenue,” said Moshe Mizrahy, CEO of InMode. “Throughout the year, we continued to grow our global footprint by adding 17 new countries. As we expand outside of the U.S. and open new subsidiaries like the one, we recently launched in Italy, we continue to evaluate the Omicron effect on all of our territories and on the business in 2022.”

“This year has been an exciting journey and set new goals for the development team,” commented Dr. Michael Kreindel, CTO, and co-founder of InMode. “We have created an array of opportunities to innovate and expand our technologies into the women’s health market with the successful launch of EmpowerRF.”

Shakil Lakhani, President of InMode North America said: “The record number of consumable sales in the U.S. and globally is a testimony of the impressive growth in adoption and frequency use rates of our platforms. We estimate that this number will continue to grow as physicians and patients alike endorse our unique technology.”

“The launch of our latest platform, EmpowerRF, began a new direction for InMode into the women’s health space,” added Dr. Spero Theodorou, Chief Medical Officer of InMode. “We diligently invest resources in developing our clinical studies and are encouraged by the growing number of peer review publications supporting our strong scientific data and achievements.”

Fourth Quarter 2021 Financial Results

Total revenues for the fourth quarter of 2021 reached $110.5 million, an increase of 47% compared to the fourth quarter of 2020.

“The increase in revenues was driven by the continued success of our core, minimally invasive technology and elevated by the launch of new products in the U.S. in the second half of 2021,” said Yair Malca, Chief Financial Officer of InMode. “Additionally, we gained traction in international markets, with international revenues growing 69% year-over-year.”

“Patients seeking minimally invasive treatments at unprecedented levels resulted in revenue growth from consumables and services by 78% year-over-year. The last several quarters have exemplified InMode’s dedication to maintaining healthy gross margins, where we successfully maintained 85%, despite global supply challenges. We have integrated this as part of our company target model, ensuring that each additional new product will allow us to support this level of margin. As we continue to enter new markets and geographies, we’ll focus on expanding our marketing capabilities to support our growth trajectory,” concluded Yair Malca.

Revenues outside the U.S. represented 33%, with Asia, Europe and Latin America being major contributors to the Company’s growth.

GAAP gross margin for the fourth quarter of 2021 was 85% compared to a gross margin of 86% in the fourth quarter of 2020. *Non-GAAP gross margin for the fourth quarter of 2021 was 85% and 86% for the fourth quarter of 2020. This decrease was primarily attributable to the increase of sales in international markets, mainly in countries where we operate through distributors.

GAAP operating margin for the fourth quarter of 2021 was 49%, compared to 47% in the fourth quarter of 2020. *Non-GAAP operating margin for the fourth quarter of 2021 was 51%, compared to 51% in the fourth quarter of 2020. The increase in GAAP operating margin is primarily attributable to change in share-based compensation expenses.

InMode reported GAAP net income attributable to InMode Ltd. of $52.7 million, or $0.61 per diluted share, in the fourth quarter of 2021, compared to $36.1 million, or $0.43 per diluted share(1), in the fourth quarter of 2020. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $55.2 million, or $0.64 per diluted share, in the fourth quarter of 2021, compared to $39.9 million, or $0.47 per diluted share(1), in the fourth quarter of 2020.

Full Year 2021 Financial Results

Total revenues for 2021 were $357.6 million, an increase of 73% as compared to 2020. This increase was primarily attributable to strong demand for our minimally invasive platforms. In addition, InMode gained traction in international markets, with international revenues growing 112% year-over-year.

GAAP gross margin for 2021 was 85%, like the gross margin in 2020. *Non-GAAP gross margin for 2021 was 85%, similar to the gross margin in 2020.

GAAP operating margin for 2021 was 47%, compared to the operating margin of 35% in 2020. *Non-GAAP operating margin for 2021 was 50%, compared to the operating margin of 42% in the full year of 2020. This increase is primarily attributable to the company’s accelerated growth during 2021.

InMode reported GAAP net income attributable to InMode Ltd. of $165.0 million, or $1.92 per diluted share, in 2021. This is compared with GAAP net income attributable to InMode Ltd of $75.0 million, or $0.89 per diluted share(1), in 2020. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $176.3 million, or $2.05 per diluted share, in the full year of 2021, compared to net income attributable to InMode Ltd. of $89.1 million, or $1.06 per diluted share(1), in the full year of 2020.

As of Dec. 31, 2021, InMode had cash and cash equivalents, marketable securities, and short-term bank deposits of $415.9 million.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

2022 Financial Outlook

Management provided an outlook for the full year of 2022, the period ending Dec. 31, 2022. Based on current estimates, management expects:

●	Revenues between $415 million and $425 million

●	*Non-GAAP gross margin between 84% and 86%

●	*Non-GAAP income from operations between $199 million and $204 million

●	*Non-GAAP earnings per diluted share between $2.06 and $2.11

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation, other income related to IP transactions and related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly titled measures of other companies more effectively. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, co-founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, Feb. 10, 2022, at 8:30 a.m. Eastern Time to discuss the fourth quarter and full year 2021 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10162779/f0769e8c28

Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://services.choruscall.com/mediaframe/webcast.html?webcastid=PO3NtmAD

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from Feb. 10, 2022, at 12 p.m. Eastern Time to Feb. 24, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 4618253

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2021, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
REVENUES	110,540	75,187	357,565	206,107
COST OF REVENUES	16,847	10,575	53,592	30,849
GROSS PROFIT	93,693	64,612	303,973	175,258
OPERATING EXPENSES:
Research and development	2,528	2,260	9,532	9,467
Sales and marketing	35,286	25,239	119,353	86,532
General and administrative	2,527	1,673	8,411	6,418
Other Income	(800)	-	(800)	-
TOTAL OPERATING EXPENSES	39,541	29,172	136,496	102,417
INCOME FROM OPERATIONS	54,152	35,440	167,477	72,841
Finance income, net	118	1,228	525	3,291
INCOME BEFORE TAXES	54,270	36,668	168,002	76,132
INCOME TAXES	1,585	598	2,928	1,107
NET INCOME	52,685	36,070	165,074	75,025
Add: Loss (net income) attributable to non-controlling interests	-	44	(103)	5
NET INCOME ATTRIBUTABLE TO INMODE LTD.	52,685	36,114	164,971	75,030

NET INCOME PER SHARE (1):
Basic	0.63	0.48	2.03	1.04
Diluted	0.61	0.43	1.92	0.89
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	83,234	75,185	81,445	72,114
Diluted	86,384	84,778	86,017	84,185

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	December 31, 2021	December 31, 2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	68,136	68,938
Marketable securities (amortized cost of $296,243 and $141,544, respectively)	294,530	142,007
Short-term bank deposits	53,248	49,589
Accounts receivable, net of allowance for doubtful accounts of $1,107 and $672, respectively	20,236	10,499
Other receivables	12,938	3,575
Inventories	21,026	14,983
TOTAL CURRENT ASSETS	470,114	289,591
NON-CURRENT ASSETS:
Accounts receivable	768	477
Other receivables	-	2,894
Deferred income taxes, net	1,334	64
Operating lease right-of-use assets	4,321	1,153
Property and equipment, net	1,404	982
Other investments	600	600
TOTAL NON-CURRENT ASSETS	8,427	6,170
TOTAL ASSETS	478,541	295,761

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	8,779	6,410
Contract liabilities	13,805	11,900
Other liabilities	29,266	16,720
TOTAL CURRENT LIABILITIES	51,850	35,030
NON-CURRENT LIABILITIES:
Contract liabilities	2,751	1,988
Other liabilities	4,831	2,910
Operating lease liabilities	3,307	358
TOTAL NON-CURRENT LIABILITIES	10,889	5,256
TOTAL LIABILITIES	62,739	40,286

TOTAL SHAREHOLDERS’ EQUITY	415,802	255,475
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	478,541	295,761

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	52,685	36,070	165,074	75,025
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	139	109	517	416
Share-based compensation expenses	3,124	3,231	11,962	12,845
Allowance for doubtful accounts	141	(24)	516	442
Loss on marketable securities, net	142	3	175	5
Finance expenses (income), net	(375)	(614)	1,223	(625)
Deferred income taxes, net	(379)	556	(770)	1,729
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,934	5,667	(10,544)	(4,416)
increase in other receivables	(1,982)	(1,687)	(6,400)	(2,647)
increase in inventories	(1,848)	(112)	(6,043)	(5,575)
Increase (decrease) in accounts payable	(105)	2,127	2,369	2,708
Increase (decrease) in other liabilities	(2,056)	113	14,138	4,830
Increase (decrease) in contract liabilities	1,473	(3,852)	2,668	(5,512)
Net cash provided by operating activities	52,893	41,587	174,885	79,225
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(7,000)	(6,000)	(73,090)	(55,699)
Proceeds from short-term deposits	7,000	-	69,180	34,810
Purchase of fixed assets	(182)	(35)	(939)	(463)
Purchase of marketable securities	(70,560)	(50,295)	(273,834)	(169,689)
Proceeds from sale of marketable securities	39,935	29,950	118,577	147,736
Net cash (used in) investing activities	(30,807)	(26,380)	(160,106)	(43,305)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(23,444)	(17,218)	(35,365)	(17,218)
Exercise of options	540	1,528	20,343	4,776
Net cash (used in) financing activities	(22,904)	(15,690)	(15,022)	(12,442)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	26	586	(559)	733
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(792)	103	(802)	24,211

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	68,928	68,835	68,938	44,727
CASH AND CASH EQUIVALENTS AT END OF PERIOD	68,136	68,938	68,136	68,938

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,				Year ended December 31,
	2021		2020		2021		2020
Revenues by Geography:
United States	74,215	67%	53,725	71%	237,263	66%	149,488	73%
International	36,325	33%	21,462	29%	120,302	34%	56,619	27%
Total Net Revenue	110,540	100%	75,187	100%	357,565	100%	206,107	100%

	Three months ended December 31,				Year ended December 31,
	2021		2020		2021		2020
Revenues by Category:
Capital equipment revenues	98,595	89%	68,458	91%	319,239	89%	185,320	90%
Consumables and service revenues	11,945	11%	6,729	9%	38,326	11%	20,787	10%
Total Net Revenue	110,540	100%	75,187	100%	357,565	100%	206,107	100%

	Three months ended December 31,						Year ended December 31,
	2021			2020			2021			2020
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	74	70	73	64	68	65	71	73	72	59	71	62
Hands-Free	23	6	17	35	10	28	27	7	20	39	10	32
Non-Invasive	3	24	10	1	22	7	2	20	8	2	19	6
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31, 2021				Three months ended December 31, 2020
	GAAP	Share Based Compensation	Other Income Related to IP Transactions	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	110,540	-	-	110,540	75,187	-	75,187
COST OF REVENUES	16,847	(304)	-	16,543	10,575	(140)	10,435
GROSS PROFIT	93,693	304		93,997	64,612	140	64,752
OPERATING EXPENSES:
Research and development	2,528	(442)	-	2,086	2,260	(132)	2,128
Sales and marketing	35,286	(2,120)	-	33,166	25,239	(2,829)	22,410
General and administrative	2,527	(258)	-	2,269	1,673	(130)	1,543
Other Income	(800)	-	800	-	-	-	-
TOTAL OPERATING EXPENSES	39,541	(2,820)	800	37,521	29,172	(3,091)	26,081
INCOME FROM OPERATIONS	54,152	3,124	(800)	56,476	35,440	3,231	38,671
Finance income, net	118	-	-	118	1,228	-	1,228
INCOME BEFORE TAXES	54,270	3,124	(800)	56,594	36,668	3,231	39,899
INCOME TAXES	1,585	-	(184)	1,401	598	(505)	93
NET INCOME	52,685	3,124	(616)	55,193	36,070	3,736	39,806
Add: Loss attributable to non-controlling interests	-	-	-	-	44	-	44
NET INCOME ATTRIBUTABLE TO INMODE LTD.	52,685	3,124	(616)	55,193	36,114	3,736	39,850

NET INCOME PER SHARE (1):
Basic	0.63			0.66	0.48		0.53
Diluted	0.61			0.64	0.43		0.47
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	83,234			83,234	75,185		75,185
Diluted	86,384			86,519	84,778		84,980

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Year Ended December 31, 2021				Year Ended December 31, 2020
	GAAP	Share Based Compensation	Other Income Related to IP Transactions	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	357,565	-	-	357,565	206,107	-	206,107
COST OF REVENUES	53,592	(1,108)	-	52,484	30,849	(520)	30,329
GROSS PROFIT	303,973	1,108		305,081	175,258	520	175,778
OPERATING EXPENSES:
Research and development	9,532	(1,554)	-	7,978	9,467	(2,264)	7,203
Sales and marketing	119,353	(8,274)	-	111,079	86,532	(9,398)	77,134
General and administrative	8,411	(1,026)	-	7,385	6,418	(663)	5,755
Other Income	(800)		800	-	-	-	-
TOTAL OPERATING EXPENSES	136,496	(10,854)	800	126,442	102,417	(12,325)	90,092
INCOME FROM OPERATIONS	167,477	11,962	(800)	178,639	72,841	12,845	85,686
Finance income, net	525	-	-	525	3,291	-	3,291
INCOME BEFORE TAXES	168,002	11,962	(800)	179,164	76,132	12,845	88,977
INCOME TAXES (TAX BENEFIT)	2,928	-	(184)	2,744	1,107	(1,268)	(161)
NET INCOME	165,074	11,962	(616)	176,420	75,025	14,113	89,138
Add: Loss (net Income) attributable to non-controlling interests	(103)	-	-	(103)	5	-	5
NET INCOME ATTRIBUTABLE TO INMODE LTD.	164,971	11,962	(616)	176,317	75,030	14,113	89,143

NET INCOME PER SHARE (1):
Basic	2.03			2.16	1.04		1.24
Diluted	1.92			2.05	0.89		1.06
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	81,445			81,445	72,114		72,114
Diluted	86,017			86,192	84,185		84,402

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September 14, 2021.